U.S. SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549
                                      FORM 12B-25
                              NOTIFICATION OF LATE FILING




	(Check One):  [   ]  Form 10-K of Form 10-KSB     [   ] Form 20-F
                    [   ]  Form 11-K     [ X  ] Form 10-Q or Form 10-QSB
                    [   ] Form N-SAR


For the Period Ended : October 31,2000

			[   ]	Transition Report on Form 10-K or Form 10-KSB
			[   ]	Transition Report on Form 20-F
			[   ]	Transition Report on Form 11-K
			[   ]	Transition Report on Form 10-Q [or Form 10-QSB]
			[   ]	Transition Report on Form N-SAR

For the Transition Period Ended :








Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:













Page 1 of 3 sequentially numbered pages


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	Part I - Registration Information


                            	THE CASTLE GROUP, INC.
                            (Full Name of Registrant)

                    	      745 Fort Street #1000
	                       Honolulu, Hawaii 96813
	             (Address and Principal Executive Office)


	Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ x ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ]	(b)	The subject annual report, semi-annual report, transition report on
            Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q [or Form 10-QSB], or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]	(c)	The accountant's statement or other exhibit required by Rule 12b-
            25(c) has been attached if applicable.


	Part III-Narrative

The Company will file the 10Q-SB for the three months ended October 31, 2000 upon completion of its audited financial statements for the fiscal year ended July 31, 2000. The financial statement for the fiscal year dated July 31, 2000 is currently being audited and is expected to be completed within the next two weeks.







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Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification.

     Michael S. Nitta                               (808) 524-0900
         (Name)						   (Telephone Number)

(2)  Have all other periodic reports required under Section       [x] Yes [ ] No
     15(d) of the Securities Exchange Act of 1934 or Section
     30 of the Investment company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

      If the answer is no identify report(s).

(3)  Is it anticipated that any significant change in results    [x] Yes  [ ] No
      of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      if so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


	                       THE CASTLE GROUP, INC.
	        (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:	December 15, 2000				By     /s/ Michael S.  Nitta
								---------------------------
                                                  Michael S.  Nitta
                                                  Chief Financial Officer




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